[F&M BANK CORP. LETTERHEAD]

August 15, 2005

BY EDGAR TRANSMISSION

Chris Harley

Confidential – For Use

Staff Accountant

of the Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

F&M Bank Corp.

Item 4.01 Form 8-K

Filed January 26, 2005

File No: 000-13273

Dear Ms. Harley:

F&M Bank Corp. has received your letter dated July 25, 2005 containing a comment on the Form 8-K relating to a change in the Company’s certifying accountant filed by the Company with the Securities and Exchange Commission on January 26, 2005.  This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have included your comment in this letter, and our response follows it.

Item 4.01 Changes in Registrant’s Certifying Accountant

1.

In the 8-K filed January 26, 2005 you disclosed that on January 20, 2005, F&M Bank Corp. determined that, effective after its completion of the audit for the fiscal year ended December 31, 2004, S.B. Hoover & Company, LLP will serve as the internal auditor of F&M and will not be reappointed as F&M’s independent auditor for the fiscal year ending December 31, 2005.  Please amend your Form 8-K to disclose the date your relationship with your former auditor ended.  Also, include as an exhibit a letter from your former auditors addressing the revised disclosures.

Response:  We have added a new third paragraph to Item 4.01 of the Form 8-K to disclose the date that the Company’s relationship with its former auditor ended.  We also included as an exhibit a letter from the former auditor addressing the revised disclosure.

* * * * *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at 540-896-8941 if you have any questions.

Sincerely,

/s/ Neil W. Hayslett

Neil W. Hayslett

Senior Vice President and

   Chief Financial Officer